SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Axion International Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05462D 10 1

(CUSIP Number)

MLTM Lending, LLC

4922A St. Elmo Ave.

Bethesda, MD 20814

Telephone: (301) 654-2100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 9 Pages

CUSIP No. 05462D 10 1	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MLTM Lending, LLC Tax ID No.: 46-0891147
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	10,502,218 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	10,502,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,502,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 5,251,109 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Reporting Person, and 5,251,109 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrants to purchase common stock held by the Reporting Person.

(2)	Based on 26,188,550 shares of common stock outstanding as of October 1, 2012, plus (i) 5,251,109 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory notes held by the Reporting Person, and (ii) 5,251,109 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrants to purchase common stock held by the Reporting Person.

CUSIP No. 05462D 10 1	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ML Dynasty Trust Tax ID No.: 54-6507033
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	10,502,218 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	10,502,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,451,996 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 5,251,109 shares of common stock issuable to MLTM Lending, LLC upon conversion of the Issuer’s 8.0% convertible promissory notes held by MLTM Lending, LLC, and 5,251,109 shares of common stock issuable to MLTM Lending, LLC upon exercise of the Issuer’s warrants to purchase common stock held by MLTM Lending, LLC.

(2)	Represents the 90% pecuniary interest held by the ML Dynasty Trust in the shares of common stock referenced in this Schedule 13D.

MLTM Lending, LLC and ML Dynasty Trust (collectively, the “Reporting Persons”) are jointly filing this Amendment No. 2 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2012, as amended by Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on September 20, 2012 (as so amended, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On September 28, 2012, MLTM purchased one of the Notes in the original principal amount of $637,000.00 which is initially convertible into 1,592,500 shares of Common Stock, and an associated warrant to purchase 1,592,500 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant. The total amount of funds used by MLTM to purchase such Note and associated warrant was $637,000.00 in cash, and such funds were provided by the personal funds of MLTM.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

I. MLTM

(a)	As of the date of this Schedule 13D, MLTM may be deemed to beneficially own an aggregate of 10,502,218 shares of Common Stock, including (i) 5,251,109 shares of Common Stock issuable to MLTM upon conversion of the Notes held by MLTM, and (ii) 5,251,109 shares of Common Stock issuable to MLTM upon exercise of the Issuer’s warrants to purchase Common Stock held by MLTM, which in the aggregate represents approximately 28.6% of the Common Stock outstanding as of October 1, 2012.

(b)	MLTM shares with the Trust the power to vote or direct the vote of, and to dispose or direct the disposition of, 10,502,218 shares of Common Stock.

(c)	Since the Reporting Persons filed Amendment No. 1 to this Schedule 13D, MLTM effected the following transaction in the securities of the Issuer:

On September 28, 2012, pursuant to the Note Purchase Agreement, MLTM purchased one of the Issuer’s Notes in the original principal amount of $637,000.00 which is initially convertible into 1,592,500 shares of Common Stock, and an associated warrant to purchase 1,592,500 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant.

Page 4 of 9 Pages

(d)	The members of MLTM, including the Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, and none of such membership interests, other than the membership interests held by the Trust, relates to more than five percent of the Common Stock.

II. Trust

(a)	As of the date of this Schedule 13D, the Trust may be deemed to beneficially own an aggregate of 9,451,996 shares of Common Stock, including (i) 4,725,998 shares of Common Stock issuable to MLTM upon conversion of the Notes held by MLTM, and (ii) 4,725,998 shares of Common Stock issuable to MLTM upon exercise of the Issuer’s warrants to purchase Common Stock held by MLTM, which in the aggregate represents approximately 26.5% of the Common Stock outstanding as of October 1, 2012. The Trust disclaims beneficial ownership of the shares of Common Stock to the extent that it does not have a pecuniary interest in such shares of Common Stock. As of the date of the filing of this Schedule 13D, the Trust holds a 90% pecuniary interest in the investment by MLTM in the Issuer.

(b)	The Trust shares with MLTM the power to vote or direct the vote of, and to dispose or direct the disposition of, 10,502,218 shares of Common Stock.

(c)	The information set forth in subpart (c) of Item 5(I) is incorporated by reference herein.

(d)	The information set forth in subpart (d) of Item 5(I) is incorporated by reference herein.

III. Judy Lenkin Lerner

(a)	Judy Lenkin Lerner beneficially owns, through the Judy Lenkin Lerner Revocable Trust (the “Lerner Trust”), 1,079,308 shares of Common Stock, including (i) 331,445 of Common Stock issuable to the Lerner Trust upon conversion of the Notes held by the Lerner Trust, (ii) 331,445 shares of Common Stock issuable to the Lerner Trust upon exercise of the Issuer’s warrants to purchase Common Stock held by the Lerner Trust, (iii) 25,000 shares of the Issuer’s 10% convertible preferred stock convertible into 250,000 shares of Common Stock, (iv) warrants to purchase 125,000 shares of Common Stock, and (v) 41,418 shares of Common Stock, which in the aggregate represents approximately 4.0% of the Common Stock outstanding as of October 1, 2012.

Page 5 of 9 Pages

(b)	Judy Lenkin Lerner has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 1,079,308 shares of Common Stock.

(c)	The information set forth in subpart (c) of Item 5(I) is incorporated by reference herein.

Since the Reporting Persons filed Amendment No. 1 to this Schedule 13D, on September 28, 2012, pursuant to the Note Purchase Agreement, the Lerner Trust purchased one of the Issuer’s Notes in the original principal amount of $30,000.00 which is initially convertible into 75,000 shares of Common Stock, and an associated warrant to purchase 75,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and associated warrant.

(d)	Not applicable.

IV. Edward Lenkin

(a)	Edward Lenkin beneficially owns 718,046 shares of Common Stock, including (i) 359,023 of Common Stock issuable to Edward Lenkin upon conversion of the Note held by Edward Lenkin, and (ii) 359,023 shares of Common Stock issuable to Edward Lenkin upon exercise of the Issuer’s warrant to purchase Common Stock held by Edward Lenkin, which in the aggregate represents approximately 2.7% of the Common Stock outstanding as of October 1, 2012.

(b)	Edward Lenkin has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 718,046 shares of Common Stock.

(c)	The information set forth in subpart (c) of Item 5(I) is incorporated by reference herein.

(d)	Not applicable.

V. Tom Bowersox

(a)	Tom Bowersox does not beneficially own any Common Stock.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

Page 6 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

On May 3, 2011, the Issuer and the Lerner Trust entered into a Subscription Agreement, pursuant to which the Issuer issued and sold to the Reporting Persons 25,000 shares of its 10% convertible preferred stock, convertible by the Lerner Trust at any time into 250,000 shares of Common Stock.  The holders of the Preferred Stock are entitled to receive dividends at the rate of ten percent (10%) per annum payable quarterly.

On March 6, 2012, the Issuer issued the Lerner Trust Warrant No. 232 to Purchase Shares of Common Stock, No Par Value, representing the right to purchase 125,000 shares of Common Stock.

Pursuant to the Note Purchase Agreement, the Issuer has issued and sold to the Investors an aggregate principal amount of $6,628,519.54 of Notes which are initially convertible into shares of Common Stock at a conversion price equal to $0.40 per share of Common Stock, subject to adjustment as provided on the terms of the Notes, and associated warrants to purchase, in the aggregate, 16,571,302 shares of Common Stock, subject to adjustment as provided on the terms of such warrants. Under the Note Purchase Agreement, (i) on August 24, 2012, the Issuer issued and sold to (A) MLTM a Note in the original principal amount of $1,463,443.30 which is initially convertible into 3,658,609 shares of Common Stock, and an associated warrant to purchase 3,658,609 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, and (B) the Lerner Trust a Note in the original principal amount of $102,577.78 which is initially convertible into 256,445 shares of Common Stock, and an associated warrant to purchase 256,445 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, and (ii) on September 28, 2012, the Issuer issued and sold to (A) MLTM a Note in the original principal amount of $637,000.00 which is initially convertible into 1,592,500 shares of Common Stock, and an associated warrant to purchase 1,592,500 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant, and (B) the Lerner Trust a Note in the original principal amount of $30,000.00 which is initially convertible into 75,000 shares of Common Stock, and an associated warrant to purchase 75,000 shares of Common Stock, in each case subject to adjustment as provided on the terms of such Note and such warrant.

On August 24, 2012, the Issuer and the Investors entered into a Registration Rights Agreement pursuant to which the Issuer granted to the Investors certain demand and piggyback registration rights with respect to the registration of certain Issuer securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. In addition, on August 24, 2012, the Issuer, Axion International, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and the Investors entered into a Security Agreement pursuant to which the Issuer and Axion International granted a security interest and lien in all of their assets and rights to the Investors to secure the Issuer’s obligations under the Notes.

Page 7 of 9 Pages

The Reporting Persons are parties to that certain Joint Filing Agreement dated as of September 4, 2012.

As stated in Item 4 of this Schedule 13D, Tom Bowersox and Allen Kronstadt were appointed to the Issuer’s board of directors on September 11, 2012.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1. 8.0% Convertible Promissory Note issued by the Issuer in favor of MLTM Lending, LLC or registered assigns on September 28, 2012

Exhibit 99.2. Warrant to Purchase Common Stock issued by the Issuer in favor of MLTM Lending, LLC or its permitted assigns on September 28, 2012

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2012

MLTM Lending, LLC

By:	TM Investments, LP,
its administrative member

By:	CF Holdings, Inc.,
its general partner

By:	/s/ Edward Lenkin
Name:	Edward Lenkin
Title:	Vice President

ML Dynasty Trust

By:	/s/ Tom Bowersox
Name:	Tom Bowersox
Title:	Trustee

Page 9 of 9 Pages